EXHIBIT 99.1

DeFi Technologies Announces Filing of Base Shelf Prospectus

TORONTO, Sept. 4, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), announced today that it has filed a base shelf prospectus dated August 29, 2025 (the "Base Shelf Prospectus") with the securities regulatory authorities in each of the provinces and territories of Canada, relying on the "well-known seasoned issuer" exemption, and a corresponding shelf registration statement on Form F-10 (the "Registration Statement") with the United States Securities and Exchange Commission (the "SEC"). These filings will allow the Company, if it chooses, to make offerings of common shares, debt securities, warrants, subscription receipts, convertible securities and units (collectively, the "Securities") of the Company, or any combination thereof, in all of the provinces and territories of Canada and in the United States pursuant to a prospectus supplement to be filed in connection with such an offering for a period of 25 months.

The Company has filed the Base Shelf Prospectus and Registration Statement to maintain financial flexibility, but has no present intention to undertake an offering of securities under the Base Shelf Prospectus. There is no certainty any Securities will be offered or sold under the Base Shelf Prospectus and/or Registration Statement within the 25-month effective period. Should the Company decide to offer securities during the 25-month effective period, the specific terms, including the use of proceeds, will be set forth in a prospectus supplement to the Base Shelf Prospectus and Registration Statement.

This press release does not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction where the offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Access to the Base Shelf Prospectus and any future amendments or prospectus supplement(s) thereto will be provided in accordance with securities legislation relating to procedures for providing access to a prospectus. The Base Shelf Prospectus is now accessible under DeFi Technologies' profile on SEDAR+ at www.sedarplus.ca and a copy of the Registration Statement can be found on the SEC's EDGAR website at www.sec.gov. The Company will make any prospectus supplement(s) to the Base Shelf Prospectus accessible on SEDAR+ and the SEC's EDGAR website and will issue a subsequent news release when such prospectus supplement is available. Alternatively, an electronic or paper copy of the Base Shelf Prospectus, and any future amendments or prospectus supplement(s), may be obtained, without charge, from the Corporate Secretary of the Company by e-mail at ir@defi.tech, by providing the contact with an email address or address, as applicable.

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over seventy-five of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit  valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com.

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/.

About Neuronomics AG
Neuronomics AG is a Swiss asset management firm specializing in AI-powered quantitative trading strategies. By integrating artificial intelligence, computational neuroscience and quantitative finance, Neuronomics delivers cutting-edge solutions that drive superior risk-adjusted performance in financial markets. For more information please visit https://www.neuronomics.com/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the NCIB;  investor interest and demand for Valour's ETP; investor confidence in digital assets generally; arbitrage opportunities by DeFi Alpha; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Press: KCSA Strategic Communications, defi@kcsa.com; Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 18:00e 04-SEP-25